EXHIBIT 95.1

MINE SAFETY DISCLOSURES

During the period covered by this report:

1. Our subsidiary, Rabalais Constructors, LLC (“Rabalais”), was issued one significant and substantial citation by the U.S. Mine Safety and Health Administration (“MSHA”) related to work Rabalais performed at Superior Weighting Products LLC’s Corpus Processing Facility in Nueces, Texas. MSHA also assessed civil penalties totaling $461 for citations related to work performed by Rabalais at the Corpus Processing Facility. Rabalais has no other disclosures to report under section 1503 related to its work performed at this mine.

2. MSHA assessed a civil penalty of $125 for a citation related to work performed by our subsidiary Contra Costa Electric, Inc. (“Contra Costa”) at U.S. Borax Inc.’s Boron Operations in Kern County, California. Contra Costa has no other disclosures to report under section 1503 related to its work performed at this mine.